                                                               Reed Smith LLP
                                                 Riverfront Plaza--West Tower
                                             901 East Byrd Street, Suite 1700
                                                      Richmond, VA 23219-4068
                                                          Tel +1 804 344 3400
                                                          Fax +1 804 344 3410
                                                          1301 K Street, N.W.
                                                       Suite 1100--East Tower
                                                  Washington, D.C. 20005-3373
 W. THOMAS CONNER                                             +1 202 414 9200
 Direct Phone: +1 202 414 9208                            Fax +1 202 414 9299
 Email: tconner@reedsmith.com                                   reedsmith.com

January 27, 2015

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street, NE
Washington, DC 20549

METROPOLITAN LIFE INSURANCE COMPANY "PREFERENCE PREMIER (OFFERED ON AND AFTER NOVEMBER 7, 2011)" POST-EFFECTIVE AMENDMENT NO. 14 (FILE NO. 333-176654) FILED NOVEMBER 25, 2014 (THE "AMENDMENT")

Dear Mr. Oh:

On behalf of Metropolitan Life Insurance Company and Metropolitan Life Separate Account E, and pursuant to our letter dated January 23, 2015 relating to the above-referenced Amendment (and certain other filings made on November 25, 2014 pursuant to Rule 485(a) under the Securities Act of 1933, as amended), please find enclosed pages from the revised prospectus and Statement of Additional Information ("SAI") of Preference Premier (offered on and after November 7,
2011) ("Preference Premier"). These pages contain the revised disclosures we had proposed in our January 23rd letter in response to the oral comments listed below, which we had received from the staff of the Securities and Exchange Commission (the "staff") on January 12, 2015 with respect to Preference Premier.

      .   Comment 2(a);
      .   Comment 2(c);
      .   Comment 3;
      .   Comment 4(a);
      .   Comment 4(b)
      .   Comment 5(a);
      .   Comment 8(d);
      .   Comment 10(a);
      .   Comment 10(b); and
      .   Comment 14.

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .
 LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON .
     SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS .KAZAKHSTAN

                                                               [Logo] ReedSmith
Sonny Oh
January 27, 2015
Page 2

Please note that the attached pages do not include all of the revised disclosures that we are proposing in response to the oral staff comments we received on January 12th with respect to the Amendment. We omitted any pages where our revised disclosure for Preference Premier was substantially the same as the revised disclosure we had presented for Series VA (offered on and after October 7, 2011) ("Series VA") in the attachments to our January 23rd response letter. Please see the summary attached at Appendix A of this letter for additional information.

In addition, we are providing the following supplemental responses to staff comments 10(a) and 13(b) with respect to Preference Premier:

Comment 10(a)

In response to the staff's comment, we have also deleted the phrase "or any other death benefit included by rider" from the "Summary of the GLWB Death Benefit" and the "Operation of the GLWB Death Benefit" on page 108 of the prospectus.

Comment 13(b)

We have also made the requested change on pages 165 to 166 of the prospectus with respect to the GWB.

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WTC/gp

Attachment

                                                               [Logo] ReedSmith
Sonny Oh
January 27, 2015
Page 3

                                  APPENDIX A

COMMENT NO. PROPOSED REVISED DISCLOSURE
1           N/A
2(a)        Attached hereto
2(b)        See attachment to January 23rd letter (page 1)
2(c)        Attached hereto
3           Attached hereto
4(a)        Attached hereto
4(b)        Attached hereto
5(a)        Attached hereto
5(b)        See attachment to January 23rd letter (page 21)
6           N/A
7(a)        See attachment to January 23rd letter (page 79)
7(b)        See attachment to January 23rd letter (page 80)
7(c)        See attachment to January 23rd letter (page 91)
8(a)        N/A
8(b)        See attachment to January 23rd letter (page 58)
8(c)        N/A
8(d)        Attached hereto; also see attachment to January 23rd letter (page 60)
9(a)        See attachment to January 23rd letter (page 67)
9(b)        See attachment to January 23rd letter (page 67)
9(c)        See attachment to January 23rd letter (page 68)
9(d)        N/A
9(e)        See attachment to January 23rd letter (page 70)
9(f)        N/A
10(a)       Attached hereto; also see attachment to January 23rd letter (page 75)
10(b)       Attached hereto
11          See attachment to January 23rd letter (page 107)
12(a)       N/A
12(b)       N/A
13(a)       N/A
13(b)       See attachment to January 23rd letter (pages 60, 70 and E-3)
14          Attached hereto
15          N/A
16(a)       N/A
16(b)       N/A
17          N/A